DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047617

DIVISION OF
CORPORATION FINANCE

March 14, 2005

Jan M. Davidson
General Attorney and Assistant Secretary
Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, GA 30320-2574

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2005

Re: Delta Air Lines, Inc.
Incoming letter dated January 20, 2005

Dear Ms. Davidson:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to Delta by Ed Wasielewski and Kenneth Skelton. We also have received a letter from Ed Wasielewski dated January 31, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



RECD S.E.C.
MAR 1 6 2005

Enclosures

cc: Ed Wasielewski
8347 Tamarack Dr.
Florence, KY 41042



Delta Air Lines, Inc.
Law Department 981
Post Office Box 20574
Atlanta, Georgia 30320-2574

January 20, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Delta Air Lines, Inc./Shareowner Proposal Received from Ed Wasielewski; Co-sponsored by Kenneth Skelton

Ladies and Gentlemen:

I am in-house counsel to Delta Air Lines, Inc. (the "Company"), and I am submitting this letter on behalf of the Company pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy statement relating to its 2005 annual meeting of shareowners (the "Proxy Materials"), in reliance on Rule 14a-8(i)(6) and Rule 14a-8(i)(3), a shareholder proposal and supporting statement received on November 24, 2004 from Mr. Ed Wasielewski as to which Mr. Kenneth Skelton notified the Company by letter dated November 26, 2004 of his intention to co-sponsor (collectively, the "Proposal"). The Proposal "urges the Company's Board of Directors "to institute a policy of fiscal responsibility, which would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability."

Copies of Mr. Wasielewski's letter and the accompanying Proposal are attached hereto as Exhibit A. Copies of Mr. Skelton's letter and the accompanying Proposal are attached hereto as Exhibit B.

For the reasons set forth below, I respectfully request that the Division confirm that it will not recommend any enforcement action against the Company if the Company does not include the Proposal in its Proxy Materials. The Company intends to file its definitive Proxy Materials with the Commission on or after April 15, 2005. Pursuant to Rule 14a-8(j), I am submitting six copies of this letter with the accompanying exhibits. A copy of this submission is being furnished simultaneously to Mr. Wasielewski and Mr. Skelton.


SKYTEAM

Rule 14a-8(i)(6) allows a company to omit from its proxy materials a shareowner proposal and supporting materials if the company would lack the power or authority to implement the proposal. Rule 14-8(i)(3), as clarified by Staff Legal Bulletin 14B, dated September 15, 2004, allows a company to omit a shareowner proposal and supporting materials that are contrary to the Commission's proxy rules. As described below, we believe the Proposal may be omitted in its entirety on the basis of both rules.

Reasons for Omitting the Proposal

Rule 14a-8(i)(6)—The Company lacks the power or authority to implement the Proposal.

Rule 14a-8(i)(6) allows a company to omit from its proxy materials a proposal that the company lacks the power or authority to implement. The Proposal urges the Board of Directors to adopt a policy which would prohibit "any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability." For the reasons discussed below, the Company lacks the power to implement the Proposal.

Profitability in a given quarter, however measured, can only be determined after the completion of that quarter. When the Company or the Board of Directors, as the case may be, considers whether it is appropriate to grant an increase in compensation to executives, or enhance their benefits, whether the Company will be profitable in the quarter in which the increase or enhancement occurs is not known and cannot be known with certainty until after the end of the quarter. It is impossible to know at the time that an increase or enhancement takes effect whether the Company will be profitable or unprofitable in that quarter, as required by the Proposal.

If an increase in compensation or enhancement of benefits is granted in a quarter that ultimately is unprofitable, the compensation or enhanced benefit would have already been provided to the executives. In these circumstances it would be difficult if not impossible for the Company to obtain the return of the increase in compensation or retroactively change benefits or compensation to former levels. The Company, therefore, would have violated the Proposal.

Because the Proposal is impossible to implement as written, the Company lacks the power or authority to implement it. Therefore, the Company requests that the Division concur that, in accordance with Rule 14a-8(i)(6), the Company may properly omit the Proposal.

Rule 14a-8(i)(3)—Key parts of the Proposal are vague and indefinite.

Shareowner proposals can be omitted from proxy materials if key parts of the proposal are so vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Coca-Cola Company, Inc. (January 30, 2002). The Proposal would prohibit "any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability." The Proposal fails to define the measure of profit that would be used in making the determination of "unprofitability." Therefore the Board would not know whether operating profit or net profit, or some other measure of profit, should be utilized in making the determination of "unprofitability."

The Proposal also does not define "benefit enhancement" in any way. If the Proposal were adopted, the Board would be required to determine, with no guidance in the Proposal, as to whether benefits were being "enhanced" for executives. Changes to broad-based benefits, such as insurance programs for all employees, including officers, or changes in insurance carriers or coverages, could result in a violation of the Proposal in an "unprofitable" quarter. The omission of a definition of "benefit enhancement" in the Proposal renders it vague and indefinite.

Rule 14a-8(i)(3)--Portions of the Proposal are materially false and misleading.

Portions of the Proposal's supporting statement described below are materially false and misleading because they are either incorrect or present Mr. Wasielewski's opinions as fact.

The first paragraph of the supporting statement states that the Company's "bankruptcy insurance trust fund...escalated to over $65 million...." As disclosed in the Company's proxy statements related to its 2003 and 2004 annual meetings of shareowners, the Company funded employee grantor trust to secure a portion of the after-tax non-qualified earned and vested retirement benefits for 33 active executives. Mr. Wasielewski correctly states that in 2002 approximately $25 million in the aggregate was deposited in individual trusts for, and to cover taxes withheld on behalf of, the covered executives. For further information, see the Company's proxy statement dated March 25, 2003 at pages 25-26, filed with the Commission.

In March 2003, an additional approximately $19 million was deposited in individual trusts for, and to cover taxes withheld on behalf of, the covered executives. No additional amounts were ever deposited in individual trusts for, or to cover taxes withheld on behalf of, these officers or any others. In August 2003, the Company announced that it was discontinuing the funding of the non-qualified retirement benefits for management personnel. All employees impacted by this decision voluntarily relinquished their rights to such future funding. For further information, see the Company's proxy statement dated March 23, 2004, at pages 20 and 28-29, also filed with the Commission.

As described in the prior two paragraphs, the Company funded a total of approximately $44 million in non-qualified retirement benefits for management personnel. Therefore, the assertion in the Proposal that such amount was "over $65 million" is materially false and misleading.

In addition, the supporting statement in the Proposal asserts a number of Mr. Wasielewski's opinions as facts. It states that "Needless to say, Congress was not happy with this convoluted business practice...." Because it is impossible to determine whether Congress was "happy" or not, the assertion of Mr. Wasielewski is his own opinion.

The Proposal also asserts that the Company "was asking the Federal Government for aid." This statement implies that the Company was asking for a bail-out by Congress. In fact, the Company has in the past and continues to work in conjunction with other airlines to make state and federal government authorities aware of the challenges the industry faces and to seek means of addressing these industry challenges. However, at no time did the Company seek special treatment or aid as suggested in the Proposal. The statement in the Proposal is, accordingly, materially false and misleading.

Other statements of opinion in the Proposal are materially misleading as they are also presented as facts. These include the following:

> "It should not take an act of Congress to rein in Delta executive compensation...."

> "Delta's pilots agreed to a 32.5% pay-cut, and all other employees have taken a 10% pay - cut as a result [sic] the poor leadership and business practices of Delta's management."

> "It has become apparent from the poor business decisions by Delta's Personnel and Compensation Committee, Delta's Board of Directors and Delta executive management that it is incumbent for Delta's shareholders to act."

Because of the numerous issues cited above, the Company respectfully requests that the Commission concur that the Proposal may be omitted in its entirety from the Proxy Materials under Rule 14a-8(i)(3).

Should you require additional materials or information, please do not hesitate to contact me at (404) 715-2676.

Sincerely,



Jan M. Davidson
General Attorney and Assistant Secretary
Delta Air Lines, Inc.
Telephone (404) 715-2676
Telecopier (404) 714-0856

Attachments

cc: Mr. Ed Wasielewski
Mr. Kenneth Skelton

EXHIBIT A

21 November 2004


DELTA AIR LINES
RECEIVED
NOV 24 2004
LAW DEPT.

Corporate Secretary
Delta Air Lines, Inc.
Dept. No. 981
Post Office Box 20574
Atlanta, Georgia 30320

Dear Corporate Secretary,

I am submitting for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934, a proxy resolution dealing with fiscal responsibility with regard to Delta executive compensation.

I am the owner of over $2000 of Delta Air Lines stock. I've included verification from my investment company, which shows that I have held this Delta stock for over a year, and I will continue to do so through the date of the next shareholders meeting.

I will be joined in submitting this proposal by other shareholders and I wish to be listed as the primary filer for this resolution.

Sincerely,

Ed Wasielewski
8347 Tamarack Dr.
Florence, KY 41042

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitably. This resolution will take effect immediately.

Over 30 billion dollars have been lost in the airline industry since Sept. 11, 2001. Delta has suffered a staggering loss in excess of $5.6 billion, is saddled with over $21 billion in debt, and losing millions everyday. In the midst of the greatest fiscal crisis in Delta's history Delta's Personnel and Compensation Committee (on which current Delta CEO, Gerald Grinstein, served), Delta's Board of Directors, and Delta's executives agreed to over $25 million in pay raises and bonuses for Delta executive management. In addition, a $25 million bankruptcy insurance trust fund, which has escalated to over $65 million, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse came at the darkest hour of Delta's history, and made a mockery of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government for aid and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon itself to tie any Federal aid to the airlines with restrictions on airline executive compensation.

It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots agreed to a 32.5% pay-cut, and all other employees have taken a 10% pay-cut as a result the poor leadership and business practices of Delta's management.

In good conscience, how could Delta management ask its pilots for such a large pay-cut and look for sacrifice from all its other employees yet not even be willing to live within its own means? This proposal is a tailor-made sign of goodwill for management to show its employees that we are all in this together and we can work it out together. What greater tool could Delta management have used than to adopt this proposal and show leadership? What greater bargaining tool could management have at the negotiating table than to lead by example?

It has become apparent from the poor business decisions by Delta's Personnel and Compensation Committee, Delta's Board of Directors, and Delta executive management that it is incumbent for Delta's shareholders to act.

I therefore urge all Delta shareholders to vote **For** this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

EXHIBIT B

26 November 2004

Corporate Secretary
Delta Air Lines, Inc.
Dept. No. 981
Post Office Box 20574
Atlanta, Georgia 30320

Dear Corporate Secretary

I am faxing you today to inform you of my intention to jointly submit, with other shareholders, the enclosed resolution for consideration and action by the shareholders at the 2005 Delta Shareholders' Meeting. I wish to be listed as a cosponsor for this resolution and designate Ed Wasielewski, 8347 Tamarck Dr., Florence, KY as the primary filer for this resolution. I'm submitting this information so the resolution will be included in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

I'm still awaiting the final paperwork on my stock information. I will mail all the required paperwork as soon as I receive it.

Sincerely,
Kenneth Skelton
1818 Promontory Dr.
Florence, KY 41042

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability. This resolution will take effect immediately.

Over 30 billion dollars have been lost in the airline industry since Sept. 11, 2001. Delta has suffered a staggering loss in excess of $5.6 billion, is saddled with over $21 billion in debt, and losing millions everyday. In the midst of the greatest fiscal crisis in Delta's history Delta's Personnel and Compensation Committee (on which current Delta CEO, Gerald Grinstein, served), Delta's Board of Directors, and Delta's executives agreed to over $25 million in pay raises and bonuses for Delta executive management. In addition, a $25 million bankruptcy insurance trust fund, which has escalated to over $65 million, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse came at the darkest hour of Delta's history, and made a mockery of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government for aid and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon itself to tie any Federal aid to the airlines with restrictions on airline executive compensation.

It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots agreed to a 32.5% pay-cut, and all other employees have taken a 10% pay-cut as a result the poor leadership and business practices of Delta's management.

In good conscience, how could Delta management ask its pilots for such a large pay-cut and look for sacrifice from all its other employees yet not even be willing to live within its own means? This proposal is a tailor-made sign of goodwill for management to show its employees that we are all in this together and we can work it out together. What greater tool could Delta management have used than to adopt this proposal and show leadership? What greater bargaining tool could management have at the negotiating table than to lead by example?

It has become apparent from the poor business decisions by Delta's Personnel and Compensation Committee, Delta's Board of Directors, and Delta executive management that it is incumbent for Delta's shareholders to act.

I therefore urge all Delta shareholders to vote **For** this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

1-31-2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 5th St., NW
Washington, D.C. 20549

Re: Delta's response to my Shareowner Proposal for the 2005 Delta Air Lines Shareowner's meeting

Ladies and Gentlemen,

I would like to respond to Delta's letter, dated January 20, 2005, asking the SEC to allow Delta to omit my proposal (see attached) from this year's proxy.

I would like to start by stating that the proposal I've submitted is almost identical to a proposal by Stanley Barczak (see attached) included in Delta's proxy statement last year. Mr. Barczak's proposal gained over 26 million votes, and it is my understanding that SEC regulations require a proposal to gain at least 3% of the votes cast in order for that proposal to be resubmitted. Mr. Barczak's proposal gained 31%, considerately more than 3% required by the SEC.

A close examination of the 2 proposals shows that other than the updating of the financial information there is not much difference between my proposal and Mr. Barczak's (which Delta included in last year's proxy). I'd like to point out Delta did not object to the inclusion of the proposal in last year's proxy statement.

Delta did not object to the $65 million figure Mr. Barczak used last year (see Atlanta Journal Constitution, 6/8/03 *Delta's pension tab rises, Execs' perk likely to cost $65 million by '04*) and if Delta now asserts that only $44 million dollars was paid out I would be glad to use that figure in my proposal.

Last year Mr. Barczak's proposal contained the exact language in it that Delta is now objecting to:

- Congress reining in Delta executive compensation
- Congress not being happy with Delta's business practice of paying their executives handsomely while Delta is asking for aid for the airline industry
- Delta management making poor business decisions and providing poor leadership.

Mr. Barczak made no assertion that his opinion on why Delta is mired in such financial difficulty was fact, and neither do I. Mr. Barczak used the financial data and facts available to craft his proposal, and used his reasoning to draw conclusions from that data to advocate his proposal; I'm doing nothing more than he did.

As far as Delta's objection that the proposal is vague and indefinite, I would assert that the proposal gives Delta management great latitude in its implementation. This proposal, like all shareowner proposals, does not have to be enacted by Delta, but it is a statement that all shareowners can participate in that tells Delta management that we are not happy with Delta's executive pay scandal, and management needs to reform executive pay in light of the financial crisis the company is mired.

The fact that this same proposal garnered over 26 million votes (31%) last year speaks volumes. Delta was embarrassed at last year's shareowner meeting by this proposal, and is now doing all it can to keep it out of this year's shareowners meeting. I would respectfully ask the Commission to rule in my favor, and once again give Delta's shareowners a voice by giving them a chance to vote on this measure.

Respectfully,



Ed Wasielewski
8347 Tamarack Dr.
Florence, KY 41042

Resolved, that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability. This resolution will take effect immediately.

Over 30 billion dollars have been lost in the airline industry since Sept. 11, 2001. Delta has suffered a staggering loss in excess of $5.6 billion, is saddled with over $21 billion in debt, and losing millions everyday. In the midst of the greatest fiscal crisis in Delta's history Delta's Personnel and Compensation Committee (on which current Delta CEO, Gerald Grinstein, served), Delta's Board of Directors, and Delta's executives agreed to over $25 million in pay raises and bonuses for Delta executive management. In addition, a $25 million bankruptcy insurance trust fund, which has escalated to over $65 million, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse came at the darkest hour of Delta's history, and made a mockery of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government for aid and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon itself to tie any Federal aid to the airlines with restrictions on airline executive compensation.

It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots agreed to a 32.5% pay-cut, and all other employees have taken a 10% pay-cut as a result the poor leadership and business practices of Delta's management.

In good conscience, how could Delta management ask its pilots for such a large pay-cut and look for sacrifice from all its other employees yet not even be willing to live within its own means? This proposal is a tailor-made sign of goodwill for management to show its employees that we are all in this together and we can work it out together. What greater tool could Delta management have used than to adopt this proposal and show leadership? What greater bargaining tool could management have at the negotiating table than to lead by example?

It has become apparent from the poor business decisions by Delta's Personnel and Compensation Committee, Delta's Board of Directors, and Delta executive management that it is incumbent for Delta's shareholders to act.

I therefore urge all Delta shareholders to vote **For** this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

hired on or after July 1, 2003 are eligible to participate in a cash balance plan only. Benefits payable under the cash balance plan, unlike benefits earned under the prior plan, are not based on years of service. Therefore, granting service credit is not relevant for newly hired employees under Delta's cash balance plan.

For these reasons, the Board recommends a vote AGAINST this proposal.

PROPOSAL 6

SHAREOWNER PROPOSAL RELATING TO PROHIBITION ON COMPENSATION INCREASES OR BENEFIT ENHANCEMENTS FOR EXECUTIVES

Delta employee Stanley Barczak, 13037 Hutton Drive, Richwood, Kentucky 41094, who is the beneficial owner of 127 shares of Common Stock and 48 shares of ESOP Preferred Stock, has given notice that he intends to introduce the following resolution at the annual meeting.

Proponent's Proposal:

RESOLVED, *that the shareholders of Delta Air Lines, Inc. ("Delta") urge the Board of Directors to institute a policy of fiscal responsibility, which would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability. This resolution will take effect immediately and remain in effect until Delta sustains six consecutive fiscal quarters of profitability."*

Over 20 billion dollars have been lost in the airline industry since September 11, 2001, and Delta has suffered a staggering loss in excess of three billion dollars. In light of the greatest fiscal crisis in Delta's history, it is incomprehensible for Delta's Personnel & Compensation Committee (Edward H. Budd, Chairman, George M.C. Fisher, David R. Goode and Gerald Grinstein), Delta's Board of Directors and Delta's executives to have agreed to over 25 million dollars in pay raises and bonuses for Delta executive management. In addition, a 25 million dollar bankruptcy insurance trust fund, which has escalated to over 65 million dollars, was contrived for 35 of Delta's ever-expanding pool of executive management. This largesse comes in the darkest hour of Delta's history, and flies in the face of good business practice and fiscal responsibility.

At the time all this was being done, Delta management was asking the Federal Government to aid the struggling airline industry and Delta pilots to take a 30% pay-cut. Needless to say, Congress was not happy with this convoluted business practice, and took it upon themselves to tie any Federal aid to the airlines with restrictions on the pay of several major carriers' executives. Delta's executives, Mr. Mullin and Mr. Reid, were two of the executives Congress specifically singled out in this airline legislation. It should not take an act of Congress to rein in Delta executive compensation in the midst of the worst economy in decades, and the worst fiscal crisis the airline industry and Delta have ever faced.

Delta's pilots have, understandably, looked at what management has done, and continues to do, for itself and resisted any concessions.

It has become apparent from the poor business decisions by Delta's Personnel & Compensation Committee, Delta's Board of Directors and Delta executive management that it has become incumbent upon the Delta shareholders to act.

I therefore urge all Delta shareholders to vote For this resolution and bring fiscal common sense and responsibility back to Delta Air Lines, Inc.

Board of Directors' Statement in Opposition to Shareowner Proposal

The Board of Directors strongly supports the principle that Delta's executive compensation program should closely align management and shareowner interests. Delta's executive compensation program is intended to attract and retain highly qualified executives, and to motivate them to achieve Delta's financial, operational and strategic goals. The program is designed and administered by the Personnel & Compensation Committee of the Board of Directors, which consists solely of non-employee directors who qualify as independent under NYSE rules.

The Board of Directors believes that shareowners are best served by an executive compensation program that addresses the competitive market, Delta's needs and the individual nature of compensation actions. The Board further believes that Delta's executive compensation program strongly links management and shareowner interests.

The Board of Directors believes the Personnel & Compensation Committee must have flexibility when making executive compensation decisions. Factors the Personnel & Compensation Committee regularly considers include the compensation levels and practices of companies inside and outside the airline industry with which Delta competes for executives; an executive's performance, responsibilities and experience; and Delta's performance with respect to pre-established corporate goals and objectives.

When making executive compensation decisions, the Personnel & Compensation Committee also considers Delta's financial results and shareowner concerns. As discussed elsewhere in this proxy statement, Delta has made a number of changes to its executive compensation program. Furthermore, Delta's new CEO, Gerald Grinstein, will receive a salary of $500,000 per year.

The Board of Directors believes this shareowner proposal is unduly rigid and otherwise inappropriate. The proposal would prohibit Delta from increasing the compensation or benefits of any executive during any fiscal quarter in which Delta is unprofitable; this restriction, once triggered, would continue until Delta achieves six consecutive quarters of profitability. This unusual approach ignores highly relevant compensation criteria such as the competitive market for executives, as well as an executive's individual performance. It also disregards important qualitative and quantitative factors relating to Delta's financial results. Finally, implementation of this proposal could cause Delta to lose valuable employees to companies with less restrictive compensation policies.

For these reasons, the Board recommends a vote AGAINST this proposal.

OTHER MATTERS

COST OF SOLICITATION

Delta will pay the cost of soliciting proxies. Delta has retained Georgeson Shareholder Communications, Inc. to solicit proxies, by telephone, in person or by mail, for a fee of $15,000 plus certain expenses. In addition, certain Delta officers and employees, who will receive no compensation for their services other than their regular salaries, may solicit proxies. Delta will also reimburse banks, brokers and other nominees for their costs in forwarding proxy materials to beneficial owners of Delta stock. Other proxy solicitation expenses that Delta will pay include those for preparing, mailing, returning and tabulating the proxies.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Delta Air Lines, Inc.
Incoming letter dated January 20, 2005

The proposal urges the board to institute a policy that would prohibit any increase in compensation or benefit enhancement for any executive of Delta or its subsidiaries during any fiscal quarter of unprofitability.

We are unable to concur in your view that Delta may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Delta may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Delta may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Delta may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Robyn Manos
Special Counsel